SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

VCG HOLDING CORP.
(Name of the Issuer)

VCG Holding Corp. Family Dog, LLC FD Acquisition Co. Troy Lowrie Micheal Ocello
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

51508L 10 3
(CUSIP Number of Class of Securities)

Family Dog, LLC c/o VCG Holding Corp 390 Union Blvd., Suite 540 Lakewood, CO 80228 (303) 934-2424 Attention: Troy Lowrie	VCG Holding Corp. 390 Union Blvd., Suite 540 Lakewood, CO 80228 (303) 934-2424 Attention: Corporate Secretary
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:
Adam J. Agron Brownstein Hyatt Farber Schreck, LLP 410 Seventeenth Street, Suite 2200 Denver, CO 80202 (303) 223-1100	E. Lee Reichert Trygve E. Kjellsen Kamlet Reichert, LLP 950 Seventeenth Street, Suite 2400 Denver, CO 80202 (303) 825-4200	James H. Carroll Faegre & Benson LLP 1900 Fifteenth Street Boulder, CO 80302 (303) 447-7700
This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$25,094,684.25	$1,789.25

*	Calculated solely for the purpose of determining the filing fee.
**
The maximum aggregate transaction value was determined based upon the sum of the product of (i) 11,153,193 shares of VCG's common stock (based on the number of shares outstanding on December 23, 2010), and (ii) the merger consideration of $2.25 per share (the “Total Consideration”).  No consideration will be paid for any option because the exercise price of all outstanding options on exceeds the per share merger consideration.  The filing fee, calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, was determined by multiplying the Total Consideration with the applicable fee at the time of payment.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:    $1,789.25

(2) Form, Schedule or Registration Statement No.:  Schedule 14A

(3) Filing Party:    VCG Holdings Corp.

(4) Date Filed:   December 23, 2010

INTRODUCTION
This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) VCG Holding Corp., a Colorado corporation (“VCG,” the “Company,” “we,” “our,” “ours,” and “us”), the issuer of the common stock, par value $0.0001 per share, that is subject to the Rule 13e-3 transaction, (2) Family Dog, LLC, a Colorado limited liability company (“Parent”), (3) FD Acquisition Co., a Colorado corporation (“Merger Sub”), (4) Micheal Ocello, VCG's President and Chief Operating Officer (“Mr. Ocello”), and (5) Troy Lowrie, VCG's Chairman of the Board and Chief Executive Officer (“Mr. Lowrie”).  This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 9, 2010 (the “Merger Agreement”), that VCG entered into with Parent, Merger Sub, Mr. Ocello and Mr. Lowrie.  We are sometimes referred to collectively along with Parent, Merger Sub, Mr. Ocello and Mr. Lowrie as the “Filing Persons.”

If the Merger is consummated, Merger Sub will be merged with and into VCG, and VCG will continue as the surviving corporation (the “Surviving Corporation”) (such transaction, the “Merger”) and Parent will own all of VCG's common stock.  Upon the consummation of the Merger, each share of VCG common stock (other than shares of our common stock beneficially owned by Parent, Merger Sub, Mr. Lowrie, or Mr. Ocello, or shares owned by stockholders who properly exercise dissenters’ rights under Colorado law, or shares of our common stock held in treasury) will be cancelled and converted into the right to receive $2.25 in cash, without interest (the “Per Share Merger Consideration”).  No consideration will be paid for any outstanding option either because they are unvested or, in the case of vested options, the exercise price of each option exceeds the Per Share Merger Consideration.

Concurrently with the filing of this Transaction Statement, VCG is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act relating to the special meeting of our stockholders at which VCG stockholders will consider and vote upon a proposal to approve the Merger Agreement and the Merger. The Merger requires the affirmative vote of both (i) the holders of a majority of the outstanding shares of VCG's common stock entitled to vote at the special meeting, and (ii) a majority of the votes actually cast at the special meeting.  Any abstaining votes, broker non-votes and votes cast by Messrs Lowrie and Ocello with regard to shares of VCG common stock beneficially owned by each of them will not be taken into account for any purpose when determining whether the requisite vote set forth in clause (ii) has been achieved (e.g. in calculating votes cast in favor or total votes cast); however, the shares of VCG's common stock beneficially owned by Messrs Lowrie and Ocello will be taken into account for the purposes of the requisite vote set forth in clause (i) and establishing a quorum.  Further, Messrs Lowrie and Ocello intend to vote shares beneficially owned by them in favor of the Merger.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all Appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the Appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including us, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that VCG is “controlled” by any Filing Person, or that any Filing Person is an “affiliate" (within the meaning of Rule 13e-3 promulgated under the Exchange Act) of VCG.

Item 1.  Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.  Subject Company Information.

 (a) Name and Address. The name and the address and telephone number of VCG's principal executive offices are as follows:
VCG Holding Corp.
390 Union Blvd., Suite 540
Lakewood, CO 80228
(303) 934-2424

(b) Securities.  16,292,071 shares of the Company’s common stock, par value $0.0001 per share.

(c) Trading Market and Price.  The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases” is incorporated herein by reference.

(d) Dividends.  The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons.

 (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Parties to the Transaction”

“Other Important Information Regarding Us—Our Directors and Executive Officers”

“Other Important Information Regarding Us —Security Ownership of Certain Beneficial Owners and Management”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Regarding the Parties to the Transaction”

“Other Important Information Regarding Us—Our Directors and Executive Officers”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “Important Information Regarding the Parties to the Transaction”

“Other Important Information Regarding Us—Our Directors and Executive Officers”

Item 4. Terms of the Transaction.

 (a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting”

“Special Factors”

“The Merger Agreement”

Appendix A—Agreement and Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Recommendation of the Special Committee and VCG’s Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”

“Special Factors—Interests of VCG’s Directors and Officers in the Merger”

“Special Factors—Indemnification and Insurance”

“Special Factors—Arrangements with Respect to VCG and Family Dog Following the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Merger Consideration and Treatment of Common Stock”

“The Merger Agreement—Contribution of VCG Common Stock to Family Dog and Conversion of Debt Held by Family Dog”

“The Merger Agreement—Treatment of Stock Options”

 “The Merger Agreement—Restriction on Issuance of Securities to Certain Individuals after the Merger”

“The Merger Agreement—Termination of VCG Stock Plans and Repurchase Programs”

“The Merger Agreement—Indemnification and Insurance”

“The Merger Agreement—Voting Agreement; Transfer or Acquisition of Shares; Waiver Dissenters’ Rights”

Appendix A —Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement—Dissenters’ Rights”

“The Merger Agreement—Voting Agreement; Transfer or Acquisition of Shares; Waiver of Dissenters’ Rights”

“The Merger Agreement—Conditions to the Merger”

“Dissenters’ Rights”

Appendix A —Agreement and Plan of Merger

Appendix C—Article 113 of the Colorado Business Corporation Act

(e) Provisions for Unaffiliated Security Holders.  None.

(f) Eligibility for Listing or Trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

 (a) Transactions.  The information set forth in VCG’s Annual Report on Form 10-K for the year ended December 31, 2009, and VCG’s Quarterly Report on Form 10-Q for the periods ended on March 31, 2010, June 30, 2010 and September 30, 2010, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

 “Special Factors—Interests of Mr. Lowrie and Mr. Ocello”

“Special Factors—Interests of VCG’s Directors and Officers in the Merger”

“Other Important Information Regarding Us”

 (b) Significant Corporate Events.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

(c) Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“The Merger Agreement”

Appendix A—Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

Appendix A—Agreement and Plan of Merger

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of VCG’s Directors and Officers in the Merger”

 “The Special Meeting—Surrender of Stock Certificates”

“The Merger Agreement—Merger Consideration and Treatment of Common Stock”

“The Merger Agreement—Treatment of Stock Options”

“The Merger Agreement—Procedure for Payment for the Shares of VCG Common Stock”

Appendix A—Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Family Dog and FD Acquisition Co.”

“Special Factors—Purposes, Reasons and Plans for VCG after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”

“Special Factors—Interests of VCG’s Directors and Officers in the Merger”

“Special Factors—Indemnification and Insurance”

“Special Factors—Arrangements with Respect to VCG and Family Dog Following the Merger”

 “Special Factors—Financing of the Merger”

“The Merger Agreement”

“Other Important Information Regarding Us—Our Directors and Executive Officers”

“Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases”

Appendix A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Family Dog and FD Acquisition Co.”

“Special Factors—Purposes, Reasons and Plans for VCG after the Merger”

“Special Factors—Certain Effects of the Merger”

 (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of North Point Advisors”

Appendix B – Opinion of North Point Advisors

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of North Point Advisors”

“Special Factors—Opinion of North Point Advisors—Historical Stock Trading Analysis”

“Special Factors—Opinion of North Point Advisors—Comparable Public Trading Multiple Analysis”

“Special Factors—Opinion of North Point Advisors—Comparable Precedent Transaction Analysis”

“Special Factors—Opinion of North Point Advisors—Premium Paid Analysis”

“Special Factors—Opinion of North Point Advisors—Discounted Cashflow Analysis”

“Special Factors—Opinion of North Point Advisors—Illustrative Leveraged Buyout Analysis”

“Special Factors—Opinion of North Point Advisors—Breakup Analysis”

“Special Factors—Position of Family Dog, FD Acquisition Co., Mr. Lowrie and Mr. Ocello as to Fairness”

“Special Factors—Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Family Dog and FD Acquisition Co.”

“Special Factors—Purposes, Reasons and Plans for VCG after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”

“Special Factors—Arrangements with Respect to VCG and Family Dog Following the Merger”

Appendix B – Opinion of North Point Advisors

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

 “Special Factors—Position of Family Dog, FD Acquisition Co., Mr. Lowrie and Mr. Ocello as to Fairness”

“Special Factors—Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Family Dog and FD Acquisition Co.”

“Special Factors—Purposes, Reasons and Plans for VCG after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Conduct of Our Business if the Merger is Not Completed”

“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”

“Special Factors—Interests of VCG’s Directors and Officers in the Merger”

“Special Factors—Arrangements with Respect to VCG and Family Dog Following the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—Material United States Federal Income Tax Consequences”

“The Merger Agreement”

Appendix A—Agreement and Plan of Merger

Item 8. Fairness of the Transaction.

 (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of North Point Advisors”

“Special Factors—Opinion of North Point Advisors—Historical Stock Trading Analysis”

“Special Factors—Opinion of North Point Advisors—Comparable Public Trading Multiple Analysis”

“Special Factors—Opinion of North Point Advisors—Comparable Precedent Transaction Analysis”

“Special Factors—Opinion of North Point Advisors—Premium Paid Analysis”

“Special Factors—Opinion of North Point Advisors—Discounted Cashflow Analysis”

“Special Factors—Opinion of North Point Advisors—Illustrative Leveraged Buyout Analysis”

“Special Factors—Opinion of North Point Advisors—Breakup Analysis”

“Special Factors—Position of Family Dog, FD Acquisition Co., Mr. Lowrie and Mr. Ocello as to Fairness”

“Special Factors—Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Family Dog and FD Acquisition Co.”

“Special Factors—Purposes, Reasons and Plans for VCG after the Merger”

“The Special Meeting—VCG’s Board Recommendation”

Appendix B—Opinion of North Point Advisors

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of North Point Advisors”

“Special Factors—Opinion of North Point Advisors—Historical Stock Trading Analysis”

“Special Factors—Opinion of North Point Advisors—Comparable Public Trading Multiple Analysis”

“Special Factors—Opinion of North Point Advisors—Comparable Precedent Transaction Analysis”

“Special Factors—Opinion of North Point Advisors—Premium Paid Analysis”

“Special Factors—Opinion of North Point Advisors—Discounted Cashflow Analysis”

“Special Factors—Opinion of North Point Advisors—Illustrative Leveraged Buyout Analysis”

“Special Factors—Opinion of North Point Advisors—Breakup Analysis”

“Special Factors—Position of Family Dog, FD Acquisition Co., Mr. Lowrie and Mr. Ocello as to Fairness”

“Special Factors—Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Family Dog and FD Acquisition Co.”

“Special Factors—Purposes, Reasons and Plans for VCG after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”

“Special Factors—Interests of VCG’s Directors and Officers in the Merger”

“Other Important Information Regarding Us—Our Directors and Executive Officers”

Appendix B—Opinion of North Point Advisors

(c) Approval of Security Holders. The transaction requires the affirmative vote of both (i) the holders of a majority of the outstanding shares of VCG's common stock entitled to vote at the special meeting, and (ii) a majority of the votes actually cast at the special meeting.  Any abstaining votes, broker non-votes and votes cast by Messrs Lowrie and Ocello with regard to shares of VCG common stock beneficially owned by each of them will not be taken into account for any purpose when determining whether the requisite vote set forth in clause (ii) has been achieved (e.g. in calculating votes cast in favor or total votes cast); however, the shares of VCG's common stock beneficially owned by Messrs Lowrie and Ocello will be taken into account for the purposes of the requisite vote set forth in clause (i) and establishing a quorum.  Further, Messrs Lowrie and Ocello intend to vote shares beneficially owned by them in favor of the Merger. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

 “The Special Meeting—Record Date, Outstanding Shares, Voting Rights, and Quorum”

“The Special Meeting—Vote Required, Calculation of Vote, Abstentions and Broker Non-Votes”

 “The Merger Agreement”

Appendix A—Agreement and Plan of Merger

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—The Special Committee and Special Committee Compensation”

 “Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—VCG’s Board of Dircetor’s Recommendation”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of Family Dog, FD Acquisition Co., Mr. Lowrie and Mr. Ocello as to Fairness”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors— Background of the Merger”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

Item 9. Reports, Opinions or Appraisals.

(a) Report, Opinion or Appraisal. The opinion of North Point Advisors attached as Appendix B to the Proxy Statement, as well as the information set forth in the Proxy Statement under the following captions, are incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of North Point Advisors”

“Special Factors—Opinion of North Point Advisors—Historical Stock Trading Analysis”

“Special Factors—Opinion of North Point Advisors—Comparable Public Trading Multiple Analysis”

“Special Factors—Opinion of North Point Advisors—Comparable Precedent Transaction Analysis”

“Special Factors—Opinion of North Point Advisors—Premium Paid Analysis”

“Special Factors—Opinion of North Point Advisors—Discounted Cashflow Analysis”

“Special Factors—Opinion of North Point Advisors—Illustrative Leveraged Buyout Analysis”

“Special Factors—Opinion of North Point Advisors—Breakup Analysis”

 “Special Factors—Position of Family Dog, FD Acquisition Co., Mr. Lowrie and Mr. Ocello as to Fairness”

Appendix B—Opinion of North Point Advisors

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of North Point Advisors”

“Special Factors—Opinion of North Point Advisors—Historical Stock Trading Analysis”

“Special Factors—Opinion of North Point Advisors—Comparable Public Trading Multiple Analysis”

“Special Factors—Opinion of North Point Advisors—Comparable Precedent Transaction Analysis”

“Special Factors—Opinion of North Point Advisors—Premium Paid Analysis”

“Special Factors—Opinion of North Point Advisors—Discounted Cashflow Analysis”

“Special Factors—Opinion of North Point Advisors—Illustrative Leveraged Buyout Analysis”

“Special Factors—Opinion of North Point Advisors—Breakup Analysis”

Appendix B—Opinion of North Point Advisors

(c) Availability of Documents. The opinion of North Point Advisors attached as Appendix B to the Proxy Statement and incorporated herein by reference, will be made available for inspection and copying at VCG’s principal executive offices during its regular business hours by any interested holder of VCG common stock, and the information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

 (a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Arrangements with Respect to VCG and Family Dog Following the Merger”

 “Special Factors—Financing of the Merger”

“The Merger Agreement—Financing”

Appendix A—Agreement and Plan of Merger

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

 “Special Factors—Interests of Mr. Lowrie and Mr. Ocello”

“Special Factors—Arrangements with Respect to VCG and Family Dog Following the Merger”

 “Special Factors—Financing of the Merger”

“The Merger Agreement”

Appendix A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—The Special Committee and Special Committee Compensation”

“Special Factors—Limitations on North Point Advisors’ Analyses and Opinion”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Indemnification and Insurance”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

Appendix A—Agreement and Plan of Merger

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

Item 11. Interest in Securities of the Subject Company.

 (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Important Information Regarding the Parties to the Transaction”

“The Special Meeting—Record Date, Outstanding Shares, Voting Rights and Quorum”

“Other Important Information Regarding Us —Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Other Important Information Regarding Us —Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding Us —Price Range of Common Stock, Dividend Information and Stock Repurchases”

Item 12.  The Solicitation or Recommendation.

 (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date, Outstanding Shares, Voting Rights and Quorum”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Position of Family Dog, FD Acquisition Co., Mr. Lowrie and Mr. Ocello as to Fairness”

“Special Factors—Recommendation of the Special Committee and VCG's Board of Directors; Reasons for Recommending Approval of the Merger”

“The Special Meeting—VCG’s Board of Directors’ Recommendation”

Item 13. Financial Information.

 (a) Financial Information. The audited consolidated financial statements set forth in VCG's Annual Report on Form 10-K for the year ended December 31, 2009, and unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows, and comprehensive income set forth in VCG's Quarterly Report for the fiscal quarter ended September 30, 2010, are incorporated by reference, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Us —Selected Historical Consolidated Financial Data”

“Other Important Information Regarding Us —Ratio of Earnings to Fixed Charges”

“Other Important Information Regarding Us —Book Value Per Share”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

 (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Special Meeting—Solicitation of Proxies and Expenses”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Solicitation of Proxies and Expenses”

“Special Factors—Background of the Merger”

Item 15. Additional Information.

 (b) Other Material Information. The information contained in the Proxy Statement, including all Appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

 (a)(1) Preliminary Proxy Statement filed with the SEC on December 23, 2010 (incorporated herein by reference to the Schedule 14A filed on December 23, 2010).

 (a)(2) Form of Proxy Card, filed with the SEC along with the Preliminary Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 23, 2010).

 (a)(3) Form of Letter to Stockholders filed with the SEC along with the Preliminary Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 23, 2010).

 (a)(4) Form of Notice to Stockholders filed with the SEC along with the Preliminary Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 23, 2010).

 (a)(5) Exchange Act Rule 14a - 12 solicitation materials filed with the SEC on November 10, 2010 (incorporated herein by reference to VCG's Current Report on Form 8-K filed on November 10, 2010).

 (a)(6) Exchange Act Rule 14a - 12 solicitation materials filed with the SEC on November 24, 2010 (incorporated herein by reference to VCG's Current Report on form 8-K/A filed on November 24, 2010).

(b) None.

(c) Fairness Opinion of North Point Advisors, attached as Appendix B to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 23, 2010).

(d) Agreement and Plan of Merger by and among VCG, Family Dog, LLC, FD Acquisition Co., Troy Lowrie and Micahel Ocello attached as Appendix A to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 23, 2010).

(f) Appendix C—Article 113 of the Colorado Business Corporation Act Appendix C to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 23, 2010).

(g) None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2010	VCG HOLDING CORP.

	By:	/s/ George Sawicki
	Name:	George Sawicki
	Title:	Chairman of the Special Committee

Dated: December 23, 2010	FAMILY DOG, LLC

	By:	/s/ Troy Lowrie
	Name:	Troy Lowrie
	Title:	Chief Executive Officer

Dated: December 23, 2010	FD ACQUISITION CO.

	By:	/s/ Troy Lowrie
	Name:	Troy Lowrie
	Title:	Chief Executive Officer

Dated: December 23, 2010		/s/ Troy Lowrie
Troy Lowrie

Dated: December 23, 2010		/s/ Michael Ocello
Micheal Ocello

SECRETARY'S CERTIFICATE
OF
VCG HOLDING CORP.

The undersigned hereby certifies in her capacity as Secretary of VCG Holding Corp., a Colorado corporation (the "Company"), as follows:

1.    I am the duly elected and presently serving as the Secretary of the Company.

2.    The following is a full and accurate copy of a resolution duly adopted by the Company's Board of Directors authorizing the Special Committee of the Company's Board of Directors to execute filings with the Securities and Exchange Commission on behalf of the Company:

RESOLVED FURTHER, that the Special Committee is authorized to act on behalf of the Company in authorizing the issuance of press releases and other public statements (including, without limitation, filings with the Securities and Exchange Commission (the "SEC") and with securities markets) as it considers appropriate regarding its activities.

IN WITNESS WHEREOF, the undersigned has executed this Secretary's Certificate as of December 23, 2010.

By:	/s/ Tenicia Bradley
Tenicia Bradley